EX.99.CODE ETH

CORGI ETF TRUST I

CODE OF ETHICS FOR PRINCIPAL OFFICERS

(Sarbanes-Oxley Section 406)

I. Purpose

This Code of Ethics for Principal Officers (this “Code”) is adopted by Corgi ETF Trust I (the “Trust”) to promote:

1.	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest;

2.	full, fair, accurate, timely, and understandable disclosure in reports and documents that the Trust files with, or submits to, the U.S. Securities and Exchange Commission (“SEC”) and in other public communications;

3.	compliance with applicable laws, rules, and regulations;

4.	prompt internal reporting of violations of this Code; and

5.	accountability for adherence to this Code.

This Code is intended to meet the standards contemplated by Section 406 of the Sarbanes-Oxley Act of 2002 and related disclosure requirements applicable to the Trust.

II. Covered Officers

This Code applies to each of the Trust’s principal officers, including the Trust’s:

1.	principal executive officer (or persons performing similar functions);

2.	principal financial officer (or persons performing similar functions); and

3.	principal accounting officer or controller (or persons performing similar functions)

(each, a “Principal Officer,” and collectively, the “Principal Officers”).

III. Honest and Ethical Conduct; Conflicts of Interest

Each Principal Officer must act with honesty and integrity, including the ethical handling of actual or apparent conflicts of interest.

A “conflict of interest” occurs when a Principal Officer’s private interest interferes, or appears to interfere, with the interests of the Trust, its series, or shareholders. Conflicts can arise from financial interests, personal relationships, outside employment or service, gifts and entertainment, or other circumstances.

Each Principal Officer must:

1.	avoid conflicts of interest whenever possible;

2.	disclose to the Trust’s Chief Compliance Officer (the “CCO”) any material transaction or relationship that reasonably could be expected to give rise to a conflict of interest (including any actual or apparent conflict); and

3.	comply with any direction or remedial action determined by the CCO and/or the Trust’s Board of Trustees (the “Board”) to address the conflict.

Related-party transactions. Principal Officers must promptly disclose any related-party transaction (or proposed transaction) involving the Trust, its service providers, or affiliates in which the Principal Officer (or an immediate family member) has a direct or indirect material interest.

IV. Fair Dealing

Each Principal Officer shall endeavor to deal fairly with shareholders, the Trust’s service providers, vendors, regulators, and others with whom the Trust does business. No Principal Officer may take unfair advantage through manipulation, concealment, abuse of confidential information, misrepresentation of material facts, or any other unfair dealing practice.

V. Compliance With Laws, Rules, and Regulations

Each Principal Officer must comply with all applicable laws, rules, and regulations, including those relating to:

1.	securities laws and SEC reporting obligations;

2.	anti-fraud standards and truthful communications;

3.	books and records requirements; and

4.	any Trust policies applicable to the Principal Officer’s role (including compliance, valuation, liquidity, disclosure controls, cybersecurity, and record retention policies).

VI. Accuracy of Periodic Reports and Public Communications

Each Principal Officer has responsibility for promoting and maintaining a culture of accurate and complete disclosure.

Each Principal Officer must:

1.	take reasonable steps within the scope of their responsibilities to ensure that periodic reports and other documents filed with or submitted to the SEC, and other public communications, are full, fair, accurate, timely, and understandable; and

2.	promptly bring to the attention of the CCO (and, if appropriate, the Board) any information the Principal Officer believes may be materially inaccurate, misleading, incomplete, or untimely.

VII. Disclosure Controls; Internal Controls; Books and Records

Each Principal Officer must:

1.	comply with the Trust’s disclosure controls and procedures and internal control processes relevant to the Trust’s financial reporting and public disclosures;

2.	not knowingly cause, permit, or direct the falsification of any Trust books, records, or accounts;

3.	ensure that Trust records are maintained accurately and in reasonable detail to reflect transactions and dispositions of assets; and

4.	cooperate fully with internal and external auditors, legal counsel, and regulators, including by providing truthful and complete information.

VIII. Confidentiality and Information Security

Each Principal Officer must protect confidential information, including nonpublic information about the Trust, its series, shareholders, service providers, and affiliates, except when disclosure is authorized or legally required.

Principal Officers must comply with all Trust information security and cybersecurity policies applicable to their roles and must promptly report suspected or actual data incidents, unauthorized access, or misuse of confidential information to the CCO (and any designated security contact) as soon as practicable.

IX. Insider Trading and Use of Material Nonpublic Information

No Principal Officer may trade securities (or cause others to trade) on the basis of material nonpublic information or communicate such information to others in violation of law or Trust policy.

This Code is not intended to replace any separate insider trading policy; to the extent an insider trading policy applies, the Principal Officer must comply with it.

X. Reporting Violations; Non-Retaliation

Each Principal Officer must promptly report any known or suspected violation of this Code to the CCO. Reports may be made confidentially and, where permitted by law and policy, anonymously.

The Trust prohibits retaliation against any person who, in good faith, reports a suspected violation of this Code or participates in an investigation. Any retaliation is itself a violation of this Code.

XI. Administration; Investigations

Administration. The CCO (or their designee) will administer this Code, including receiving reports, conducting or coordinating investigations, and recommending corrective action.

Cooperation. Principal Officers must cooperate fully in any investigation relating to compliance with this Code.

XII. Waivers; Amendments; Disclosure

Waivers. Any waiver of this Code for a Principal Officer must be approved by the Board (or a committee of the Board) and documented in writing.

Disclosure. If and to the extent required by applicable law or SEC rules, the Trust will disclose any waiver of this Code for a Principal Officer and any amendments to this Code in the manner required by such rules.

Amendments. This Code may be amended from time to time by the Board.

XIII. Sanctions

Violations of this Code may result in disciplinary action, up to and including removal from office or termination of relationship with the Trust (subject to applicable agreements and law), as determined by the Board in consultation with the CCO and counsel.

XIV. Effective Date

This Code is effective as of the effective date of the Trust.